Exhibit 11.1
                       STATEMENT REGARDING COMPUTATION
                            OF PER SHARE EARNINGS




Statement Regarding Computation of                    Three months                       Nine months
   Per Share Earnings                              ended September 30,               ended September 30,
---------------------------------------            -------------------               -------------------
                                                   1995            1994              1995            1994
Earnings per share:
   Weighted average shares outstanding           1,407,688       1,407,688         1,407,688       1,407,688
   Net income per share                         $      .33      $      .52              $.86      $     1.05

Primary earnings per share:
   Weighted average shares outstanding           1,407,688       1,407,688         1,407,688       1,407,688
   Dilutive warrants                               473,000              --           473,000              --
   Dilutive stock options                           42,425              --            42,425              --
   Repurchased under treasury stock
     method(1)                                    (281,538)             --          (281,538)             --
                                                ----------      ----------        ----------      ----------
                                                 1,641,575       1,407,688         1,641,575       1,407,688


   Net income                                   $  470,000      $  733,000        $1,207,000      $1,472,000
   Imputed interest income under the
      treasury stock method (net of tax)            21,755              --            67,661              --
   Net income per share                         $      .30      $      .52        $      .78      $     1.05


(1) Dilutive warrants and options calculated up to 20% of total shares outstanding in the applicable periods.



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